UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Final Amendment
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1)of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$493,017,617.10	$58,029

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that 18,745,917 Class I common shares are redeemed or purchased for $26.30 per share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $58,029	Filing Party: Accenture SCA and Accenture International SARL
Form or Registration No.: SC TO-1	Date Filed: February 1, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

☑ Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Final Amendment amends and supplements the issuer tender offer statement on Schedule TO filed on February 1, 2005, relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated February 1, 2005, and the accompanying shareholder communication (which together constitute the “offer” and have been previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 18,745,917 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $26.30 per share, in cash.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

     The tender offer expired at 12:00 midnight, New York City time, on Tuesday, March 1, 2005, and has not been extended. 40,616,512 Class I common shares were properly tendered and not withdrawn. Pursuant to the offer to redeem by Accenture SCA and the offer to purchase by Accenture International SARL, Accenture SCA will redeem and Accenture International SARL will purchase an aggregate of 18,745,917 Class I common shares at a redemption or purchase price of $26.30 per share resulting in a proration factor of approximately 46% of the shares tendered.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/S/ MICHAEL E. HUGHES

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/S/ MICHAEL E. HUGHES

Name: Michael E. Hughes
Title: Manager

Dated: March 7, 2005